June 6, 2013

VIA EDGAR & OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3628

Attn:       Ms. Peggy Kim

Special Counsel

Office of Mergers & Acquisitions

RE:	Emtec, Inc. Amendment No. 1 to Schedule 13E-3 Filed May 6, 2013 File No. 5-44028 Amendment No. 1 to Preliminary Information Statement on Schedule 14C Filed May 6, 2013 File No. 0-32789

Ladies and Gentlemen:

Emtec, Inc. (the “Company” or “Emtec”) has today submitted with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to its Schedule 13E-3 (“Schedule 13E-3”) and Amendment No. 1 to its Preliminary Information Statement on Schedule 14C (“Schedule 14C”). On behalf of the Company, we respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated May 28, 2013 from Ms. Peggy Kim to Mr. Stephen Leitzell. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response. All terms used but not defined herein have the meanings assigned to such terms in Schedule 14C.

Schedule 13E-3

1.

We note that the disclosure defines “Controlling Stockholder” as Mr. Desai and certain of his affiliates. Please revise to identify the other affiliates and advise as to what consideration was given to whether other affiliates are engaged in the going private transaction and, accordingly, should be filing persons on the Schedule 13E-3. Alternatively, please revise the Schedule 13E-3 to include these individuals as filing persons. For help in making this determination, please review Question and Answer 201.05 in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section of the Division’s Compliance and Disclosure Interpretations, publicly available at our website at www.sec.gov.

United States Securities and Exchange Commission

June 6, 2013

Response:

In response to the Staff’s comment, the Company and the Consenting Stockholders (as defined below) have revised the Schedule 13E-3 to include as filing persons each of the stockholders who executed the written consent approving the Transaction. These stockholders are Dinesh Desai, Emtec’s President, Chief Executive Officer and the Chairman of the Board, DARR Westwood LLC, a limited liability company of which Mr. Desai is the sole member, Sunil Misra, Emtec’s Chief Strategy & Delivery Officer and a member of the Board, and Gregory Chandler, Emtec’s Chief Financial Officer and a member of the Board (collectively, the “Consenting Stockholders”). The Company also revised the disclosure on page i of the Schedule 14C to clarify that the only affiliate included in the definition of Controlling Stockholder in the Schedule 14C is DARR Westwood LLC.

Schedule 14C

2.

We note that shareholder consents have already been obtained. Please disclose the percentage obtained and provide support for this percentage and identify each of the shareholders who granted consents. Please also provide us with your analysis as to how you complied with the federal proxy rules in obtaining these consents.

Response:

In response to the Staff’s comment, the Company has revised the disclosure in the letter to stockholders and the introduction to the Schedule 14C to indentify each of the four stockholders who executed the written consent and to disclose the approximate percentage of Emtec’s outstanding common stock owned by such stockholders.

The Consenting Stockholders collectively beneficially own approximately 11.5 million shares, or approximately 63%, of Emtec’s issued and outstanding common stock. On May 1, 2013, the Consenting Stockholders executed a written consent approving the Transaction. The written consent was not executed by any stockholders who are not current executive officers and directors of Emtec. Each of Messrs. Desai, Misra and Chandler were active participants in the Transaction process, and, therefore, Messrs. Desai, Misra and Chandler were not solicited to execute the written consent.

If there had been a solicitation of Messrs. Desai, Misra and Chandler, such solicitation would be exempt from the rules of Section 14(a) and Regulation 14A by Rule 14a-2(a)(2), which exempts “any solicitation by a person in respect of securities of which he is the beneficial owner.” As executive officers and directors of Emtec and active participants in the Transaction process, Messrs. Desai, Misra and Chandler, would have been seeking consent to the Transaction from themselves. Therefore, if there had been a solicitation, it was solely a solicitation in respect of shares of common stock which the solicited parties beneficially own and, therefore, exempt from the rules of Section 14(a) and Regulation 14A.

United States Securities and Exchange Commission

June 6, 2013

Questions and Answers About the Transaction..., page 1

Do the Officers and Directors of Emtec..., page 2

3.

Please revise the summary to describe the interests of directors and executive officers, including their continuing equity ownership in Emtec, continuing management positions, any accelerated vesting of securities, any cash payments, any ability to take advantage of net operating loss carry forwards, and any other benefits.

Response:

In response to the Staff’s comments, the Company has revised the disclosure on page 2 of the Schedule 14C to provide additional detail regarding the interests of Emtec’s directors and executive officers. The Transaction will not trigger the acceleration of vesting of any securities held by, and will not trigger cash payments to, any of our officers or directors or the Consenting Stockholders, with the exception of the following: (i) Mr. Chandler’s three children, who each own fewer than 20,000 shares and will receive cash payments of $7,875 each as a result of the Transaction, and (i) the wife and two children of Samir Bhatt, Emtec’s Vice President of Finance and Secretary, who each own fewer than 20,000 shares and will receive cash payments of $15,750, $15,750 and $10,500, respectively. After the Transaction, affiliates of Emtec (including the Consenting Stockholders) will own a greater percentage of the Company and its assets, which, although it will have increased debt after the Transaction, should also have increased earnings as a result of the annual cost savings expected from deregistration. The Company does not believe that the amount of its net operating loss carry forwards is material. Furthermore, the net operating loss carry forwards were not a relevant factor in the Board, the Special Committee or the Consenting Stockholders’ determination of the structure or timing of the Transaction.

4.

Please describe any relationship between the company, Emtec Federal Inc., Emtec Federal LLC, and the counterparty and outside investors in the joint venture. Please also quantify the ownership interests and the values of the contributed assets, liabilities, and other interests. Please disclose whether the joint venture is contingent on the reverse/forward stock split.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the Schedule 14C to describe the relationship between the various parties to the Federal JV and to quantify, to the extent currently known, the ownership interests and values of the assets, liabilities and other interests to be contributed to the Federal JV. The Company has also included disclosure on page 2 of the Schedule 14C to make clear that the effectiveness of the Federal JV is not contingent on the consummation of the Transaction.

United States Securities and Exchange Commission

June 6, 2013

Special Factors, page 3

Purpose of and Reasons for the Transaction, page 3

5.	Please revise to describe Mr. Desai’s reasons for undertaking the transaction at this particular time in Emtec’s operating history, as opposed to another time. Refer to Item 1013(c) of Regulation M-A.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Schedule 14C to clarify that the Consenting Stockholders’ reasons for undertaking the transactions are the same as the Board’s reasons. The Company has also revised the disclosure on page 4 of the Schedule 14C to further describe the Board’s and the Consenting Stockholders’ reasons for undertaking the Transaction at this particular time.

Effects on Affiliated Stockholders, page 6

6.	Please describe each affiliate’s interest in net book value and net earnings. Refer to Instruction 3 to Item 1013 of Regulation M-A.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the Schedule 14C to describe Emtec’s affiliates’ interest in Emtec’s net book value and net earnings. Emtec has negative net assets as of February 28, 2013 and has experienced net loss for the six months ended February 28, 2013. As a result, the Company has revised the disclosure on pages 7 and 8 of the Schedule 14C to clarify that the increased interest in Emtec’s net book value and net earnings as a result of the Transaction is a disadvantage to continuing stockholders, including Emtec’s affiliates.

7.	Please revise to state whether affiliates will be able to take advantage of any net operating loss carry forwards and if so, how this impacted the decision to structure the transaction.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 6 of the Schedule 14C to describe that the Company does not believe that the amount of its net operating loss carry forwards is material. Furthermore, the Company has revised the disclosure on page 6 of the Schedule 14C to clarify that net operating loss carry forwards were not a relevant factor in the Board, the Special Committee or the Consenting Stockholders’ determination of the structure or timing of the Transaction.

United States Securities and Exchange Commission

June 6, 2013

Alternatives Considered, page 9

8.	Please revise to describe the alternatives considered by Mr. Desai and state the reasons for their rejection. Refer to Item 1013(b) of Regulation M-A.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 10 and 11 of the Schedule 14C to clarify that each of the alternatives considered by the Board were also considered by the Consenting Stockholders.

Background of the Transaction, page 10

9.

Please revise the Background section to further describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting. Please identify any counsel or advisors and the members of management who were present at each meeting. Please discuss how the consents were obtained and also describe how the 20,000-for-1 reverse stock split ratio was selected.

Response:

The Company has supplemented the disclosure on pages 10-12 of the Schedule 14C to further describe each meaningful contact, meeting, or negotiation that took place regarding the Transaction and the substance of the discussions or negotiations at such meetings. The Company has also updated the disclosure on page 11 of the Schedule 14C regarding the means by which the consent of the Consenting Stockholders was obtained and how the reverse split ratio was selected by the Special Committee and approved by the Board.

Board and Stockholder Approval, page 14

10.

We note that the board and Mr. Desai considered the same factors as the special committee in making their fairness determination. Please revise to state whether the board and Mr. Desai expressly adopt the special committee’s conclusions and analysis to fulfill their disclosure obligation. Refer to Item 1014(b) and Instruction 2 to Item 1014 of Regulation M-A and Q&A 20 in SEC Release No. 34-17719 (April 13, 1981).

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 14 of the Schedule 14C to clarify that the Board and the Consenting Stockholder expressly adopted the conclusions and analysis of the Special Committee to fulfill their disclosure obligation.

11.

Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for security holders. In this regard, it does not appear that you have fully addressed the net book value, going concern value, liquidation value, or previous purchase prices.

United States Securities and Exchange Commission

June 6, 2013

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 13 and 14 of the Schedule 14C to clarify which of the applicable factors outlined in Instruction 2 to Item 1014 that were not deemed relevant in the context of the Transaction.

12.	Please revise to describe the board’s reasons for amending the bylaws to permit stockholders to act by written consent in lieu of a meeting.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 14 of the Schedule 14C to include additional detail regarding the Board’s reasons for amending the Company’s Amended and Restated Bylaws to permit stockholders to act by the written consent of a majority but less than all of the stockholders without holding a meeting of the stockholders.

Interests of Emtec’s Directors and Executive Officers and Affiliates..., page 14

13.	Please revise to quantify the benefits for each affiliate, including any cash payments, increased ownership percentages, accelerated vesting of securities, and any net operating loss carry forwards.

Response:

In response to the Staff’s comment, the Company revised the disclosure on page 14 of the Schedule 14C to provide additional detail regarding the interests of the Company’s affiliates.

Opinion of Murray Devine, page 15

14.

Please note that all materials prepared by Murray Devine in connection with its fairness opinion, including any draft fairness opinions provided to the special committee or board of directors and any summaries of presentations made to management generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and filed as an exhibit to the Schedule 13E-3. Each presentation, discussion, or report held with or presented by Murray Devine, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Revise to summarize each of these presentations, or advise us. In this regard, we note that a preliminary presentation and report were presented on April 15, 2013 and that “going dark” discussion materials prepared for the March 24, 2013 special meeting were reviewed.

United States Securities and Exchange Commission

June 6, 2013

Response:

In response to the Staff’s comment, the Company has filed the preliminary materials presented by Murray Devine as exhibits to Schedule 13E-3. Exhibit (c)(3) contains the draft valuation analysis that Murray Devine presented to the Special Committee on April 22, 2013, and Exhibit (c)(4) contains the draft report and analysis that Murray Devine presented to the Board on April 25, 2013. The “going dark” discussion materials from the March 24, 2013 meeting of the Board referenced in the Staff’s comment were prepared and presented by management, and not by Murray Devine or another outside party, and therefore are not required to be filed as an exhibit to Schedule 13e-3 by Item 1015 of Regulation M-A. The Company has revised the disclosure on page 11 of the Schedule 14C to clarify that on April 15, 2013 representatives of Murray Devine discussed the Company’s financial projections and related assumptions and mechanics with Mr. Chandler via phone. In addition, the Company has revised the disclosure on page 11 of the Schedule 14C to state that on April 17, 2013, representatives of Murray Devine met with Mr. Chandler to further discuss the Company’s financial projections. During that meeting, Mr. Chandler also presented an overview of the Company to the representatives of Murray Devine. No presentations materials or reports were distributed by Murray Devine on either April 15, 2013 or April 17, 2013, and, therefore, there is nothing additional to file as an exhibit to Schedule 13e-3 with respect to these meetings.

15.	Please revise to describe the qualifications of Murray Devine and the method of selection. Refer to Item 1015(b)(2) and (3) of Regulation M-A.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 14 of the Schedule 14C to include an explanation of Murray Devine’s qualifications and to expand the explanation of the method by which the Special Committee selected Murray Devine.

16.

Please revise to describe the criteria used to select the nine guideline publicly-traded companies in the IT outsourcing industry. Please revise to disclose the underlying data used in the guideline publicly-traded companies analysis. In this regard, please disclose the EBITDA, market values, common equity value, and multiples used in the analysis. Please also describe why particular multiple ranges were applied to Emtec. In addition, please describe how the conclusions support the fairness opinion.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 17 of the Schedule 14C to disclose that the nine GPCs used in Murray Devine’s analysis were selected based on Murray Devine’s research of companies in the IT outsourcing industry group as presented by Bloomberg LP and listings of peers and direct and indirect competitors of Emtec that were provided to Murray Devine by Emtec’s management. The Company has also revised the disclosure on page 17 of the Schedule 14C to include the underlying data used in the GPC analysis.

United States Securities and Exchange Commission

June 6, 2013

The Company has also revised the disclosure on page 17 of the Schedule 14C to describe that a multiple range of 5.5x to 6.0x was selected to be applied to the Company’s last twelve months and projected fiscal year 2013 EBITDA. These selections were around and slightly above the mean and median of the GPC size risk-adjusted multiples and were considered reasonable as the Company’s EBITDA margin was somewhat below the mean of the GPCs but was offset by the higher EBITDA growth expectations of the Company compared to the 2012-2014 and implied market growth rates of the GPCs. For the same reasons, the multiple range selection of 5.0x to 5.5x applied to Emtec’s projected fiscal year 2014 EBITDA is slightly above the mean and median of the size risk-adjusted GPC multiples.

In response to the Staff’s comment, the Company has revised the disclosure on page 18 of the Schedule 14C to clarify that Murray Devine concluded that the value per share of Emtec’s common stock was in the range of $0.62 to $1.00 per share. Murray Devine determined, subject to the conditions and limitations noted in Murray Devine’s opinion, that the proposed cash consideration to the Fractional Stockholders of $1.05 per share is fair to the Fractional Stockholders from a financial point of view because this price is above the top end of Murray Devine’s range.

Sources and Uses of Funds for the Transaction, page 28

17.

Please revise to disclose any alternative financing arrangements or plans in the event that the primary financing plans fall through. If none, so state. Refer to Item 1007(b) of Regulation M-A. Please also file the letter of intent as an exhibit to the Schedule 13E-3. Refer to Item 16 of Schedule 13E-3 and Item 1016(b) of Regulation M-A.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 28 of the Schedule 14C to make clear that it currently has no alternative financing arrangements for the completion of the Transaction other than the $2,000,000 aggregate principal amount of senior subordinated debt from NewSpring Mezzanine Capital II, L.P. (“NewSpring”) and PeachTree II, L.P. (“Peach Tree”). Therefore, if the Company does not enter into the financing with NewSpring and Peach Tree, in the absence of alternative financing the Transaction will not be consummated. The Company has filed the non-binding letter of intent between the Company, NewSpring and PeachTree dated April 24, 2013 to provide the financing as Exhibit (d) to Schedule 13e-3.

Security Ownership of Certain Beneficial Owners, page 32

18.	Please revise to disclose the ownership information after the reverse/forward stock split.

United States Securities and Exchange Commission

June 6, 2013

Response:

In response to the Staff’s comment, the Company has revised the beneficial ownership table on page 32 of the Schedule 14C to include estimates of beneficial ownership following the consummation of the Transaction. These estimates use the mean of a range of possible outcomes that the Company calculated using certain assumptions about shares held in street name.

Financial Information, page 35

19.

We note that you are incorporating by reference the financial information required by Item 1010(a) and (b) of Regulation M-A. Please revise to include the summarized financial information required by Item 1010(c) of Regulation M-A. Refer to Instruction 1 to Item 13 of Schedule 13E-3.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 35 of the Schedule 14C to include the historical financial information required by Item 1010(a) of Regulation M-A contained in Emtec’s Annual Report on Form 10-K for the year ended August 31, 2012 (filed with the SEC on December 14, 2012) and Emtec’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2013 (filed with the SEC on April 15, 2013), which are now attached as Appendices F and G to Schedule 14C, and the book value per share as of August 31, 2012.

Where You Can Find More Information, page 36

20.	Please revise the information statement to identify Mr. Desai as a filing person on the Schedule 13E-3.

Response:

In response to the Staff’s comment, the Company has revised page 36 of the Schedule 14C to identify each of the Consenting Stockholders as filing persons of the Schedule 13e-3.

Appendix C. Opinion of Murray Devine

21.

Please have Murray Devine revise its opinion to remove the statement in the last paragraph on page C-2 that the opinion is provided “solely” for the special committee as inconsistent with the disclosure relating to the opinion. Alternatively, disclose the basis for Murray Devine’s belief that security holders cannot rely upon the opinion to support any claims against Murray Devine arising under applicable state law (e.g., the inclusion of an express disclaimer in your engagement letter with Murray Devine). Describe any applicable state-law authority regarding the availability of such potential defense. In the absence of such authority, disclose that the availability of such defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such state-law defense to Murray Devine would have no effect on the rights and responsibilities of either Murray Devine or your board of directors under the federal securities laws.

United States Securities and Exchange Commission

June 6, 2013

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 15 of the Schedule 14C to clarify Murray Devine’s belief that security holders cannot rely upon their opinion to support any claims against Murray Devine arising under applicable state law, which belief is based on the terms of the engagement letter entered into between Murray Devine and Emtec. Based on the terms of that engagement letter, Murray Devine has furnished its opinion solely for the benefit and use of the Special Committee and the other members of the Board in connection with their consideration of the Transaction and their opinion may not be relied upon by any other party, but Murray Devine has consented to the inclusion of its opinion and valuation analysis in the Company’s filings with the SEC. The Company has also included disclosure on page 15 of the Schedule 14C to clarify that the terms of the engagement letter and this limitation on reliance will have no effect on the fiduciary duties of the Board under Delaware law and will have no effect on the rights and responsibilities of either Murray Devine or the Board under the federal securities laws.

If you have any questions, please feel free to contact the undersigned at 215.994.2621.

Sincerely,

/s/ Stephen M. Leitzell

Stephen M. Leitzell

cc:

Dinesh Desai

Sunil Misra

Gregory Chandler